

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2009

<u>**Via Facsimile (917) 464-7085 and US Mail**</u>

Alexander P. Moon, Esq.
Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY
10036-4039

> **Re: Hooper Holmes, Inc.**
> **Definitive Additional Materials**
> **Filed April 15, 20, and 24 2009**
> **File No. 1-00972**

Dear Mr. Moon:

We have conducted a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Mr. Ronald Aprahamian filed a Schedule 14A to solicit proxies for purposes of, among other things, electing his slate of directors to your board at your upcoming annual meeting.   Please be advised that you are required to file a supplement to your Schedule 14A (tagged as a "DEFR14A") and include in your revised proxy materials disclosure regarding the contest that is material to a shareholder's voting decision. For example, please include disclosure required by Items 4(b) and 5(b) of Schedule 14A.

2. Please refer to our previous comment. Please ensure that the revised filing

clarifies whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

3. With respect to Mr. Aprahamian's proposal, please tell us whether you have received timely notice under applicable state law.

Definitive Additional Materials

4. In future filings, provide further detail regarding the new "strategic initiatives" you intend to implement that are aimed a maximizing shareholder value.

5. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support with respect to the following non-exhaustive list of statements you make:

- "Mr. Aprahamian has a history of …being a defendant in various shareholder and derivative actions…"

- "[o]ur Heritage Labs business in on the upswing…" and,

- "Mr. Lowrance has also been instrumental to our efforts to develop new systems that will…give us significant competitive advantages..."

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

6. In future filings, please be mindful of the manner in which you present information concerning the background of Mr. Aprahamian.   We note for example the sentence commencing "[t]he SEC complaint alleged…," highlights in an increased font size and bolded text, only the portion of the sentence that states that Mr. Aprahamian violated provisions of the federal securities laws. The portion of the sentence that indicates that this was alleged in the complaint is not highlighted. See our comment below regarding the avoidance of statements that directly or indirectly impugn character, integrity or personal reputation. Refer to

Rule 14a-9.

7.   You disclose that Mr. Aprahamian did not deny the allegations raised against him by the SEC. Revise your future materials to also indicate that he similarly did not admit any such charges. Refer to Rule 14a-9.

8.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please delete or provide a sufficient basis in future filings for your assertions. In this regard, we refer you to the following assertions:

   o   "[i]t is clear to us that Mr. Aprahamian and Mr. Ferguson are pursuing this contest to further their own objectives and not to serve the shareholders of Hooper Holmes…";
   o   "Mr. Aprahamian's arguments…hold little merit…";
   o   "[t]hese items stifle Mr. Aprahamian's short-term personal ambitions…"; and,
   o   "[w]e urge you to protect your investment and not risk our company's performance and prospects by exposing Hooper Holmes to the personal motivations of Mr. Aprahamian."

*   *   *

        Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions